September 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman

Angela Connell

Ada D. Sarmento

Alan Campbell

Re:   NewAmsterdam Pharma Co B.V.

Registration Statement on Form F-4

Filed August 4, 2022

File No. 333-266510

Ladies and Gentlemen:

On behalf of NewAmsterdam Pharma Company B.V. (“NewAmsterdam Pharma” or the “Company”), we are submitting this letter in response to a letter, dated August 31, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed with the Commission on August 4, 2022 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Registration Statement on Form F-4

Questions and Answers for Shareholders of FLAC, page 8

1.

Please revise the Q&A to disclose the valuation ascribed to NewAmsterdam Pharma in the Business Combination. Please also revise the Q&A to disclose if NewAmsterdam Pharma’s sponsors, shareholders, directors, officers or their respective affiliates will participate in the PIPE Financing and, if so, the anticipated level of participation by affiliates of NewAmsterdam and affiliates of FLAC.

Response to Question 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 11 and 13 of the Amended Registration Statement in response to the Staff’s comment.

What interests do the Sponsor, FLAC Initial Shareholders and FLAC’s other current officers and directors have in the Business Combination?, page 16

2.

Please revise your disclosure here and in the risk factor on page 137 to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Please also tell us the basis for your statement here and elsewhere that the Founder Shares would be valued at approximately $34,500 if unrestricted and freely tradable.

Response to Question 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 17, 45, 144, 192 and 193 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that the valuation of the Founder Shares, if unrestricted and freely tradable, was revised to be based on the closing price of the FLAC Class A Ordinary Shares on June 30, 2022.

What are the U.S. federal income tax consequences to me of the Merger?, page 24

3.

We note your disclosure here that the parties to the merger intend that the merger, taken together with certain related transactions, qualify as both a transaction described under Section 351 of the Code and as a “reorganization” within the meaning of Section 368 of the Code. Please revise your disclosure here and throughout, including in the section beginning on page 204, to more clearly state counsel’s tax opinion regarding the tax consequences of the transaction, to clearly disclose that this is the opinion of tax counsel and to identify counsel.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Response to Question 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25, 118-121 and 220 of the Amended Registration Statement in response to the Staff’s comment.

Related Agreements, page 37

4.	Please quantify the number and/or percentage of shares that are subject to the Company Support Agreement, the Investor Rights Agreement and the Lock-Up Agreement.

Response to Question 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 39-41 and 212-214 of the Amended Registration Statement in response to the Staff’s comment.

Summary of This Proxy Statement/Prospectus

The FLAC Board’s Reasons for the Business Combination, page 43

5.

Please refrain from describing the data from clinical trials as “compelling” as this may create an inference that obicetrapib is more likely to be found to be safe and effective. You may present objective clinical data, including whether clinical trials trial met primary and secondary endpoints. Please also revise your statement on page 44 and any similar statements that NewAmsterdam Pharma is well-positioned to develop obicetrapib with the potential to be a “first- and best-in-class” low-dose, once-daily oral CETP inhibitor for lowering LDL-C. These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response to Question 5: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47, 171, 180-181, 259 and 306 of the Amended Registration Statement in response to the Staff’s comment to remove references to “compelling” or NewAmsterdam Pharma being “well-positioned” to develop obicetrapib, as well as references to obicetrapib’s potential to be a “best-in-class” agent. However, we have retained the statements that we believe obicetrapib has the potential to be a first-in-class, low-dose, once-daily oral agent, if approved, as these are factual descriptions of the compound. There are no other companies developing CETP inhibitors for LDL-lowering, and if we receive approval the agent would be a first-in-class therapy. Moreover, the only formulations in development are low-dose and once-daily oral formulations.

6.

We note your disclosure on page 44 that you have external validation from top healthcare investors which serves as validation of the valuation and opportunity by a transaction with NewAmsterdam Pharma. Please revise this statement and any similar disclosure to remove any reference to “validation” and to state that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and that the investors acquired their shares at a significant discount to the market price, if true. Please also limit the disclosure of specific investors to those identified in the beneficial ownership table on page 346.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Response to Question 6: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 48, 181 and 261 of the Amended Registration Statement in response to the Staff’s comment.

7.	Please revise the bullet titled “Long-Term Alignment” here and on page 173 to disclose the term of the lock-up agreements signed by the Sponsor and NewAmsterdam Pharma shareholders.

Response to Question 7: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 48, 181 and 182 of the Amended Registration Statement in response to the Staff’s comment.

8.

Please revise here and on page 173 to discuss whether FLAC’s board of directors considered that NewAmsterdam Pharma has one product candidate and that per your disclosure on page 252, prior attempts to develop CETP inhibitors, including obicetrapib, have encountered limitations and/or failed. If the FLAC board considered these facts, please discuss how it considered and evaluated any associated risks.

Response to Question 8: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 49, 50 and 183 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 64

9.

Please revise to provide a separate risk factor in an appropriate location that prominently alerts readers to the fact that there is substantial doubt about FLAC’s ability to continue as a going concern.

Response to Question 9: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 55 and 137 of the Amended Registration Statement in response to the Staff’s comment.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations., page 113

10.	Please revise to quantify NewAmsterdam Pharma’s NOLs.

Response to Question 10: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 118 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Background of the Business Combination, page 162

11.	Please revise throughout this section to identify the individuals from FLAC and NewAmsterdam Pharma who initiated and participated in transaction negotiations.

Response to Question 11: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 169 and 171-179 of the Amended Registration Statement in response to the Staff’s comment.

12.

Please revise to describe and summarize the financial analysis conducted by FLAC that led it to propose a pre-money equity value of NewAmsterdam Pharma of approximately $367.25 million. Please also disclose NewAmsterdam Pharma’s valuation in the prior round of private financing referenced in this section. In addition, please describe in more detail the reasons why FLAC subsequently proposed additional earnout consideration to NewAmsterdam Pharma’s shareholders on March 4, 2022.

Response to Question 12: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 173 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Financial Position

Transaction Accounting Adjustments - (10), page 237

13.

You disclose that the pro forma entry to record the deemed cancellation of FLAC Warrants and deemed issuance of Holdco Warrants resulted in a net impact of zero as the warrants were replaced with equal terms. Please explain your consideration of any difference in accounting models under US GAAP and IFRS for both your public and private warrants in determining that the Holdco warrants should continue to be classified as a derivative liability.

Response to Question 13: The Company acknowledges the Staff’s comment and respectfully advises that under US GAAP the FLAC Warrants are recognized as derivative liabilities in accordance with “Derivatives and Hedging-Contracts in Entity’s Own Equity” (“ASC Subtopic 815-40”). Accordingly, the FLAC Warrants are recognized as liabilities at fair value and are subject to re-measurement at each balance sheet date with changes in fair value recognized in the statement of operations until exercised. Within the Pro Forma financial statements, under IFRS the Holdco warrants have been classified as a derivative liability based on the below guidance and considerations. The Company assessed if the Holdco Warrants fall under the scope of IFRS 2- Share-based payments. As no services were provided to the Company in exchange for the warrants, NewAmsterdam Pharma concluded that the Holdco Warrants fall under the scope of IAS 32 Financial Instruments: Presentation ( “IAS 32”). This treatment is consistent with the IFRIC tentative agenda decision on March 2022, which noted that if the holders of warrants are not employees of the SPAC and will not provide services to the entity after the acquisition, the entity which assumes the SPAC warrants as part of the acquisition

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

applies IAS 32 to determine whether the warrants are financial liabilities or equity instruments. As the Holdco Public and Private Placement Warrants are in scope of IAS 32, the Company considered the following guidance under IAS 32:

Paragraph 11(b) of IAS 32 defines a financial liability as “…a contract that will or may be settled in the entity’s own equity instruments and is:

(i)

a non-derivative contract for which the entity is or may be obliged to deliver a variable number of its own equity instruments (e.g. a debt instrument that is redeemable in own shares to the value of the carrying amount of the debt instrument); or

(ii)

a derivative contract over own equity that will or may be settled other than by the exchange of a fixed amount of cash (or another financial asset) for a fixed number of the entity’s own equity instruments (e.g. a net-share settled written call over own shares). For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Also for these purposes, the entity’s own equity instruments do not include puttable financial instruments that are classified as equity instruments in accordance with IAS 32:16A and 16B, instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation and are classified as equity instruments in accordance with IAS 32:16C and 16D, or instruments that are contracts for the future receipt or delivery of the entity’s own equity instruments.

Paragraph 22 of IAS 32 states that “a contract that will be settled by the entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument.”

The Holdco Private Placement Warrants contain a feature which allows the holders to exercise on a cashless basis where the number of shares to be issued depends upon the fair market value of the underlying shares. If the holders of the private warrants elect to exercise on a cashless basis, which is not in control of the Company, the resulting settlement will result in a variable number of shares being issued which is dependent on the fair market value of the underlying shares. As a result, the private warrants are determined to be liability classified instruments, consistent with IAS 32.11(b) as the private warrants represents a derivative contract over NewAmsterdam Pharma equity that may be settled for other than an exchange of a fixed dollar amount for fixed number of shares.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

The Holdco Public Warrants contain a redemption feature which allows for the holders to exercise on a cashless basis where the number of shares to be issued depends upon the fair market value of the underlying shares. If the holders of the Holdco Public Warrants elect to exercise redemption on a cashless basis, which is not in control of the Company, the resulting settlement will result in a variable number of shares being issued which is dependent on the fair market value of the underlying Holdco Shares. As a result, the Holdco Public Warrants are determined to be liability classified instruments, consistent with IAS 32.11(b) as the public warrants represents a derivative contract over NewAmsterdam Pharma equity that may be settled for other than an exchange of a fixed dollar amount for fixed number of Holdco Shares.

The cashless exercise features of the Holdco Warrants prevent the warrants from being classified as equity under IFRS because they violate the fixed-for-fixed criteria of IAS 32. As such, the Holdco warrants are accounted for as liabilities within the scope of IAS 32 and carried at fair value on the balance sheet.

Business of NewAmsterdam Pharma and Certain Information About NewAmsterdam Pharma Overview, page 245

14.

Please revise your pipeline table on page 246 to include a preclinical column. Please also briefly describe the ezetimibe fixed dose combo bioequivalence program in a footnote to the table or below the table.

Response to Question 14: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 260, 261 and 269 of the Amended Registration Statement in response to the Staff’s comment.

15.

We note your disclosure on page 246 that you believe that executing multiple Phase 3 trials simultaneously, with clinical plans that incorporate feedback from the FDA, the EMA, PMDA and NMPA, will position you well to potentially accelerate obicetrapib’s path to regulatory approval with a broad CVD label. Please revise this statement and any similar disclosure to remove any implication that you will be successful in commercializing your product candidate in a rapid or accelerated manner as such statements are speculative.

Response to Question 15: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 267 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Limitations of Prior Attempts to Develop CETP Inhibitors, page 252

16.	Please identify the global pharmaceutical company and CETP inhibitor described in the last paragraph of this section.

Response to Question 16: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 267 of the Amended Registration Statement in response to the Staff’s comment.

Obicetrapib for Cardiovascular Disease, page 255

17.	Please remove any data from the graphic in this section that was not directly sourced from clinical trials.

Response to Question 17: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 270-271 of the Amended Registration Statement in response to the Staff’s comment.

Ongoing Clinical Trials for Cardiovascular Disease, page 255

18.	Please revise to include the jurisdictions of NewAmsterdam’s BROADWAY, BROOKLYN and PREVAIL clinical trials.

Response to Question 18: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 271-272 of the Amended Registration Statement in response to the Staff’s comment.

Phase 3 PREVAIL Cardiovascular Outcomes Trial, page 256

19.

Please revise your statement in this section that your PREVAIL trial is better positioned for success than prior CVOTs for other CETP inhibitors to eliminate any suggestion that your trial will be successful given the unpredictability of drug development and the low rate of success for Phase 3 trials.

Response to Question 19: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 272 of the Amended Registration Statement in response to the Staff’s comment.

Manufacturing and Supply, page 266

20.	Please revise this section to reflect your statement on page 80 that you rely on a single supplier for obicetrapib.

Response to Question 20: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 281 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Intellectual Property, page 267

21.

We note your disclosure regarding granted patents in other foreign jurisdictions for the first, second and third generation patents. Please revise to identify the material foreign jurisdictions for each group of granted patents.

Response to Question 21: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 283-284 of the Amended Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Person Transactions

Registration and Shareholder Rights, page 349

22.

Please revise your disclosure here and in the risk factor on page 117 to disclose how many shares of NewAmsterdam Pharma common stock will have registration rights following the consummation of the Business Combination.

Response to Question 22: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 123, 375, 380 and 381 of the Amended Registration Statement in response to the Staff’s comment.

General

23.

We note that Credit Suisse was the underwriter for the initial public offering of the SPAC and that Credit Suisse, Jefferies, William Blair and SVB Securities have acted as advisors in connection with the Business Combination and PIPE Financing. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation that may be owed to these institutions. In addition, please identify any other financial advisors involved with the proposed transaction, and provide similar disclosure as applicable.

Response to Question 23: The Company respectfully advises the Staff that as of the date of this response letter neither it nor FLAC nor NewAmsterdam Pharma has received notice from Credit Suisse, Jefferies, William Blair or SVB Securities about any of them ceasing involvement in the Business Combination and/or the PIPE Financing. To the extent any of such advisors withdraw from their involvement in the Business Combination prior to the consummation of the Business Combination, FLAC and NewAmsterdam Pharma will notify their respective shareholders in a manner reasonably calculated to inform them about the withdrawal and its impact on the transaction, if material and as may be required by law, by amending or supplementing the proxy statement/prospectus, as applicable. The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 178 of the Amended Registration Statement in response to the Staff’s comment.

*****

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

September 13, 2022

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

cc:	Michael Davidson, NewAmsterdam Pharma Company B.V.

Jack Bodner, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Jocelyn M. Arel, Goodwin Procter LLP

Jacqueline Mercier, Goodwin Procter LLP

Benjamin K. Marsh, Goodwin Procter LLP